Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Pine Island Acquisition Corp. on Form S-1 (Amendment No. 1) (File No. 333-248995) of our report dated September 2, 2020, except for Notes 4 and 7 under the captions “Related Party Transactions” and “Subsequent Events” as to which the date is September 30, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pine Island Acquisition Corp. as of August 24, 2020 and for the period from August 21, 2020 (inception) through August 24, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

September 30, 2020